82-4876

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. **(66 2) 502-3000-7** Fax: **(66 2) 502-3150-2,** URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

June 11, 2003

SUPPL

03 JUN 19 7:21

Securities and Exchange Co[redacted]
Division of Corporate Financ
Office of International Corpor
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA.

03022874

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : The Progress on Business Rehabilitation (ADMS 01/46)
   Date : January 27, 2003

2. Title : The Progress on Business Rehabilitation (ADMS 02/46)
   Date : February 3, 2003

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

3. Title : TRIS Rating Co., Ltd. Cancel Rating Service Contact (ADMS 03/46)
   Date : February 3, 2003

4. Title : Notice of Information regarding the Exercise of the Rights Warrants (ADMS 04/46)
   Date : February 20,2003

5. Title : Jasmine International PCL Submits Its Audited Financial Statements (ADMS 06/46)
   Date : February 28,2003

6. Title : Waiver of the Terms Potentially causing the Delisting of a Listed Company due to Unrealized Foreign Exchange Losses (ADMS 08/46)
   Date : February 28, 2003

7. Title : Explanation regarding the Auditor's Disclaimer of Opinion on the Consolidated Financial Statements for the Year 2002 (ADMS 09/46)
   Date : February 28, 2003

8. Title : Sending Annual Report 2002 (ADMS 10/46)
   Date : February 28, 2003

9. Title : Resolutions of the Statutory Creditors' Meeting and Progress of the Business Rehabilitation of Jasmine International PCL. (ADMS 11/46)
   Date : March 6, 2003

10. Title : Report on Rehabilitation Plan of Jasmine International PCL. under the Central Bankruptcy Court (ADMS 12/46)
    Date : March 7, 2003

11. Title : Jasmine International PCL. Reports the Results of Warrant Conversion to Common Shares (ADMS 13/46)
    Date : March 18, 2003
12. Title : Report on Progress of the Business Rehabilitation of Jasmine International PCL. (ADMS 18/46)
    Date : April 1, 2003
13. Title : Report on Progress of the Business Rehabilitation of Jasmine International PCL. (ADMS 27/46)
    Date : April 17, 2003
14. Title : The Progress on Business Rehabilitation of Jasmine's Subsidiary (ADMS 28/46)
    Date : April 17, 2003
15. Title : Notice of Information regarding the Exercise of the Rights Warrants. (ADMS 34/46)
    Date : May 19, 2003
16. Title : The Progress on Business Rehabilitation of Jasmine's Subsidiary (ADMS 37/46)
    Date : May 28, 2003

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3013; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ______________________
Name : Mr. Vorasak Pittawong
Title : Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 01/46

27 January 2003

Subj. : The Progress on Business Rehabilitation

As the Central Bankruptcy Court ordered Jasmine International Public Company Limited (JASMIN) to be under rehabilitation process and appointed Chaengwatana Planner Co., Ltd. to be the planner of JASMIN on 17 September 2002, presently Chaengwatana Planner Co., Ltd. has completed the business rehabilitation plan of JASMIN and submitted it to the Official Receiver on 27 January 2003.

Any progress on these matters will be further notified.

Signature____________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 02/46

3 February 2003

Subj. : The Progress on Business Rehabilitation

As the Central Bankruptcy Court ordered Jasmine International Public Company Limited (JASMIN) to be under rehabilitation process and appointed Chaengwatana Planner Co., Ltd. to be the planner of JASMIN on 17 September 2002, the Official Receiver will convene the Creditors' meeting to consider the Plan at Bangkok-Insurance Building, 11th Floor, South Sathorn Road, Tungmahamak Sub-district, Sathorn District, Bangkok 10120 on Thrusday 6th March 2003 at 09.30 a.m.

Please be informed accordingly.

Signature_____________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 03/46

3 February 2003

Subj. : TRIS Rating Co., Ltd. cancel rating service contract

As Acumen Co., Ltd. ("ACUMEN"), a wholly own subsidiary company of Jasmine International Public Company Limited ("JASMIN") issued the THB debentures in total facility not excess THB 3,500 million which Siam City Bank was trustee and rating by TRIS Rating Co., Ltd. ("TRIS"), on 31 January 2003 TRIS cancel rating service contract of the mentioned debentures of ACUMEN so JASMIN would like to clarify as the following:-

Since TRIS asks ACUMEN to support information for reviewing rating but ACUMEN postpone to send it due to JASMIN who is the major shareholder of ACUMEN filed a petition with the Central Bankruptcy Court for its business rehabilitation. On 17 September 2002 the Central Bankruptcy Court ordered JASMIN to be under rehabilitation process so the power of JASMIN's directors was expired and was transferred to the planner under control of the Official Receiver which effected to limit the responsibility of ACUMEN including the disclosure of any information of ACUMEN. The disclosure of information which may be effect the rehabilitation process of JASMIN has to pay more attention and firstly consult with the Official Receiver. ACUMEN used to inform TRIS about this reason and expected to give the information to TRIS when receiving the distinct from the Official Receiver.

However, on 31 January 2003 TRIS send a letter to cancel rating service contract of ACUMEN as mentioned above.

Please be informed accordingly.

Signature______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 04/46

February 20, 2003

Subject : Notice of Information Regarding the Exercise of the Rights Warrants
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 257,356,537 units of the Company's Rights Warrants as follows:

1. The Exercise Date is on March 17, 2003 during 8.30 to 15.30 hours.
2. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on March 1, 2003 through March 14, 2003.
3. Contact Place to exercise the Rights Warrants and to get the Subscription Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3000-7, Fax No. (66 2) 502-3151
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 5 per share.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 06/46

February 28, 2003

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS AUDITED FINANCIAL STATEMENTS

Jasmine International Public Company Limited (JASMIN) would like to submit its audited financial statements for the year 2002, ending December 31, 2002. These financial statements have been

( ) approved by the company's Executive Committee
( ) approved by the company's Board of Directors
(✓) reviewed by the company's Audit Committee at the meeting No. 1/2003 held on February 28, 2003.
(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of planner of Jasmine International Public Company Limited at the meeting No. 5/2003 held on February 28, 2003.

In addition, stated below is the report on the company's operation results.

The company and its subsidiaries incurred net loss of Bt. 1,618 million from operation in the year 2002, decreasing Bt. 2,294 million or 339% from net profit of Bt. 677 million compared with the same period last year. The reasons are as follows :-

1. The company and its subsidiaries had total sales and services at the amount of Bt. 4,672 million increasing Bt. 496 million or 11% from the same period last year caused by the increase revenues received from
   - Design, supply and installation the Signaling and Telecommunications Double Track Railway Project Package ST1 of the State Railway of Thailand.
   - Turn key project by distributing additional equipment to Telephone Organization of Thailand (TOT) in many projects such as TOT – 345 and JNA's equipment.
   - Submarine optical fiber cable circuit at the west coasts of Thailand.
   - Airtime services of satellite mobile phone.
2. The company realized profit (loss) from its associated companies at the amount of Bt. 135 million which partly from TT&T Public Company Limited at Bt. 152 million.
3. The company had surplus arising from subsidiaries' investment in debt securities at Bt. 1,593 million due to equity method.
4. The company and its subsidiaries recorded loss from translation of foreign loan and penalty due to cancellation of currency swap agreement at Bt. 2,107 million since the counter party filed a petition to pay debt with the Official Receiver.
5. The company and its subsidiaries incurred net loss of Bt. 71 million from the foreign exchange rate as a result of the Baht depreciation against the Japanese Yen.
6. The company and its subsidiaries provisioned for loss on impairment of assets at Bt. 1,350 million.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)

JASMIN reports audited annual financial statements as follows.

Jasmine International Public Company Limited

	Audited (In thousands)	
Ending December 31,	For year	
Year	2002	2001
Net profit (loss)	(1,618,269)	676,767
EPS (baht)	(3.90)	1.71

The Auditor's Opinion : Disclaimer of Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..............................Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Planner of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 08/46

February 28, 2003

Subject : Waiver of the terms potentially causing the delisting of a listed company due to unrealized foreign exchange losses

Jasmine International Public Company Limited (JASMIN) by Chaengwatana Planner Co., Ltd., on behalf of the planner would like to report the additional information pertaining for unrealized foreign exchange losses of JASMIN caused by the unexpected flotation of the Thai Baht of the loan agreements signed before July 2, 1997 for the year end 2002, which was reviewed by Ernst & Young Office Limited for consideration and approval.

Please be informed accordingly.

Signature ________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Jasmine International Public Company Limited
Additional information relating to unrealized foreign exchange losses
As at 31 December 2002

(Unit: Million)

	Consolidated	The Company only
Foreign Currencies Liabilities		
USD	215	77
YEN	4,684	8,804

(Unit: Million Baht)

	Consolidated	The Company only
Loss (Gain) on foreign exchange		
Unrealized	5,050	1,911
Realized	(3,114)	(1,511)

Accounting policy
As at 31 December 2002, the Company and its subsidiaries have outstanding foreign-currency payables and loans amounting to 215 million US dollars and 4,684 million Japanese yen. The Company and its subsidiaries primarily utilize forward exchange contracts to hedge such liabilities, when they consider it appropriate.

As a result of the decline of the value of the Thai Baht against the above foreign currencies, the Company and its subsidiaries have unrealized exchange losses of Baht 5,050 million.

Liabilities of the Company and its subsidiaries maturing in 2006 and later
For the Company - this depends upon the success of the rehabilitation plan.
For the subsidiaries - there are a total of USD 132 million.

Other pertinent information related to debt denominated in foreign currencies
The Company and its subsidiaries have long-term liabilities in the amount of 72 million US dollars and 4,684 million Japanese yen under the debt restructuring agreement executed on 14 July 2000. These are repayable on a semi-annual basis, with interest charged at LIBOR plus 2 to 2.5 percent per annum on the dollar loans and TIBOR plus 2 to 2.5 percent per annum on the yen loans.

A subsidiary has long-term liabilities in the amount of 132 million US dollars under senior secured notes, repayable semi-annually as from 1997 to 2011.

ERNST & YOUNG OFFICE LIMITED

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit National
Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

AUDITOR'S REPORT ON ADDITIONAL INFORMATION RELATING TO UNREALISED FOREIGN EXCHANGE LOSSES

To the Board of Directors of Jasmine International Public Company Limited

I have audited the consolidated financial statements and the financial statements of Jasmine International Public Company Limited for the year ended 31 December 2002 and have issued my report on those statements in my report dated 14 February 2003. My audit of those financial statements included a review of the information in the accompanying report "Additional Information Relating to Unrealised Foreign Exchange Losses" which was prepared by the Company's management for submission to the Stock Exchange of Thailand.

Besed on my review, I am not aware of any material modification that should be made to the information in the report "Additional Information Relating to Unrealised Foreign Exchange Losses" of Jasmine International Public Company Limited for the year ended 31 December 2002.

Narong Puntawong
Certified Public Accountant (Thailand) No. 3315
Ernst & Young Office Limited

Bangkok : 28 February 2003

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 09/46

February 28, 2003

Subject : Explanation Regarding the Auditor's Disclaimer of Opinion on the Consolidated Financial Statements for the Year 2002

Pursuant to the disclaimer of opinion made on February 14, 2003 by the Auditor on the consolidated financial statements for the year ended December 31, 2002 and 2001 of Jasmine International Public Company Limited and its subsidiaries; we hereby are pleased to provide you with the following information:

1. The going-concern business is for the Company and its subsidiary, Jasmine International Overseas Company Limited, defaulted on the debt repayments under the Debt Restructuring Agreement. The Company and its subsidiary have incurred losses from operations amounting to approximately Baht 1,618 million, capital deficits amounting to approximately Baht 620 million, and current liabilities approximately Baht 3,192 million in excess of current assets. Due to such factors, the Company and its subsidiary filed a petition for business rehabilitation to the Central Bankruptcy Court, on which we are pleased to report as follows:
   - Chaengwatana Planner Company Limited and Pakkred Planner Company Limited were appointed by the Central Bankruptcy Court as the planner of the Company and its subsidiary respectively,
   - On January 27, 2003, Chaengwatana Planner Company Limited, the planner of the Company, completed the Company's rehabilitation plan and submitted such plan to the creditors. The court set March 6, 2003 as the date for the creditors to vote for the plan's approval.

   We do believe should things be proceeded accordingly to the submitted plan; the Company's financial status, cash flow, and operation results will be improved and the Company will be able to exit the rehabilitation plan by this year.

2. In terms of the provision for impairment loss in assets of a subsidiary company who invested in the construction of a gateway station for ACeS, the satellite-based mobile telecommunications, and had investments in shares in ACeS International Limited (owner of the ACeS Satellite), we are pleased to inform that this subsidiary presently has a consecutive incoming cash flow, progressive sales volume, and overseas project expansion to increase additional sales volume. We are therefore confident that the projected net cash flow to be derived from the operating profit as shown in the projected financial statement is adequate for the provision for impairment loss in assets.

   Besides, the trade counterparts allocated in Indonesia and the Philippines also have favorable operating performances, resulting in the promising operation results of ACeS International Limited in the future. It is to our certainty that the capital investment in ACeS International Limited will not be lower than the forecasted provision for impairment loss.

Please be informed accordingly.

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 10/46

28 February 2003

Subj. : Sending Annual Report 2002

Since the Company has been under the rehabilitation process by the order of the Central Bankruptcy Court and Chaengwatana Planner Co., Ltd. was appointed to be the planner of the Company, so there will not be the Annual General Meeting of Shareholders for the year 2003. However, the board of directors' meeting of Chaengwatana Planner Co., Ltd. No.5/03 held on 28 February 2003 passed the resolution to gather shareholder's names as of Monday 24th March 2003 for sending annual report 2002 and informing the operating result of the Company in the year 2002.

Please be informed accordingly.

Signature________________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to : Thailand Securities Depository Co., Ltd.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 11/46

6 March 2003

Subject : Resolutions of the Statutory Creditors' Meeting and Progress of the Business Rehabilitation of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") by Cheangwatana Planner Co., Ltd., the Company's planner would like to inform that, as the Official Receiver convened a Statutory Creditors' Meeting (the "Creditors' Meeting") on 6 March 2003 at 9:30 am to consider the rehabilitation plan of Jasmine (the "Plan"), the Creditors' Meeting has passed a special resolution pursuant to Section 90/46 of the Bankruptcy Act B.E. 2483 approving the Plan, being approving votes of 59.76%, and the Central Bankruptcy Court shall set a session to consider the approved Plan accordingly.

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature_______________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 12/46

7 March 2003

Subject : Report on rehabilitation plan of Jasmine International Public Company Limited under the Central Bankruptcy Court
Reference : Rehabilitation plan of Jasmine International Public Company Limited, approved by its creditors

Jasmine International Public Company Limited ("JASMIN") requested to rehabilitate under the Central Bankruptcy Court ("Court") on August 9, 2002. Later, the Court accepted the request on September 17, 2002 and approved Chaengwatana Planner Company Limited to be JASMIN's planner ("Planner").

JASMIN hereby informs that the rehabilitation plan of JASMIN ("Plan") was approved in the statutory creditor meeting on March 6, 2003. About 59.76% of total debts under the Plan and 3 special-vote groups of creditors voted to accept the Plan.

All JASMIN's creditors will receive more than the liquidation value. The debt classifications and their treatments under the Plan are summarized as follows:

Creditor Grouping
Total debts under the Plan of Baht 11,800 million have been classified into 8 groups, including 3 groups of secured creditors and 5 groups of unsecured creditors.

Treatment
Treatments for each group of creditor debts are different. The treatments include debt-to-asset swap for non-core assets, principal and accrued interest haircut, debt buy back at discount, mandatory debt-to-equity swap, and amortizing loans. All treatments will be completed in 10 years. Under the Plan, total debts of JASMIN will be reduced from Baht 11,800 million to approximately Baht 3,200 million. The recovery rate for each group is also different. However, the recovery rate for all creditors will definitely be more than the liquidation value.

Source of Fund for Repayment
- Cash flow from operation over 9-year period of approximately Baht 4,400 million.
- Capital increase of approximately Baht 300 million.
- Newly issued common shares of 18 million shares for mandatory debt-to-equity swap.
- Newly issued preferred shares of 20 million shares for voluntary debt-to-equity swap (if any).

Afterward, JASMIN will report the progress of the Plan to you.

Signature ______________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 13/45

18 March, 2003

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited (JASMIN) has issued and offered warrants to purchase new shares to the existing shareholders and the directors or employees of the company and its subsidiaries, JASMIN would like to report the results of warrant conversion to common shares as follows :-

1) ***Warrants offered to the existing shareholders***

Refer to the resolution of the Annual General Meeting No 1/1999 held on 27 April 1999, approving the capital increase of the company by issuing 333.6 million units of warrant to the existing shareholders, the warrant holders can exercise right on the date 15th of March, June, September and December of each year through the maturity date. JASMIN has set the date for converting the company's warrants at the ratio of 1 right warrant into 1 common share at Baht 5.- per share. Date to notify the intention to exercise is 1-14 March 2003. The exercise date is on 17 March 2003. The results of the conversion are as follows:

No. of warrant holders	*No. of warrants*	*No. of common shares*
1. None of Thai national	- Units	- Shares
2. One Foreign national	117,100 Units	117,100 Shares
Total	***117,100 Units***	***117,100 Shares***

After this conversion, there are 257,239,437 remaining warrants.

2) ***Warrants offered to directors or employees of the company and its subsidiaries***

Refer to the resolution of the Extra-ordinary Shareholders Meeting of JASMIN No. 1/2000 held on 4 September 2000, approving the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries at total amount of the project 18,375,706 units, allocated in 3 classes as follows;

- Warrant Class 1 11,749,574 units (divided into 3 grants)
- Warrant Class 2 5,426,132 units (divided into 10 grants)
- Warrant Class 3 1,200,000 units (divided into 2 grants)

And approved the allocation of 18,375,706 ordinary shares at par value 10.- Baht each allocated to guarantee the use of rights exercised under the warrant to purchase ordinary shares of the company under the warrant issued to the directors or employees of the company and its subsidiaries.

Following to the mention project, the company issued and offered warrants as the following details :-

Warrant Class	Issue No.	Issued and Offered (Unit)	Offered price per unit (Baht)	Exercise price per unit (Baht)
1	1	3,916,524	0	10
	2	3,872,847	0	10
	3	3,872,856	0	10
2	1	622,415	0	15
	2	462,811	0	20
	3	622,415	0	16.50
	4	462,811	0	22
	5	622,415	0	18.15
	6	462,811	0	24.20
3	1	600,000	0	15
	2	600,000	0	15

The warrant holder can exercise on every 3 months on the date 15th of March, June, September and December of each year from the first day of exercise date specified in the warrant until the expiry date. In this time, the exercise date is on 17 March 2003, date to notify the intention to exercise is 1-14 March 2003. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the above mentioned exercise prices.

The company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be warrants remaining as follows :-

- Warrant Class 1 Issue No. 1 3,916,524 units
- Warrant Class 1 Issue No. 2 3,872,847 units
- Warrant Class 1 Issue No. 3 3,872,856 units
- Warrant Class 2 Issue No. 1 622,415 units
- Warrant Class 2 Issue No. 2 462,811 units
- Warrant Class 2 Issue No. 3 622,415 units
- Warrant Class 2 Issue No. 4 462,811 units
- Warrant Class 2 Issue No. 5 622,415 units
- Warrant Class 2 Issue No. 6 462,811 units
- Warrant Class 3 Issue No. 1 600,000 units
- Warrant Class 3 Issue No. 2 600,000 units

The company will have a paid-up capital Baht 4,746,685,280.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 18/46

1 April 2003

Subject : Report on Progress of the Business Rehabilitation of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "**Company**") by Cheangwatana Planner Co., Ltd., the Company's planner would like to inform that, the Central Bankruptcy Court has scheduled a session to consider to approve the Plan on 17 April 2003 at 9:00 a.m.

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature__________________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 27/46

17 April 2003

Subject : Report on Progress of the Business Rehabilitation of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "**Company**") by Cheangwatana Planner Co., Ltd., the Company's planner would like to inform that, as the Central Bankruptcy Court held a session to consider to approve the Plan on 17 April 2003 at 9.00 a.m., certain creditors of the Company has lodged petitions against the Plan approval during such session, and, thus the Central Bankruptcy Court has postponed to consider the plan on Wednesday 28th May 2003 at 9.00 a.m.

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature____________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 28/46

17 April 2003

Subject : The Progress on Business Rehabilitation of JASMIN's subsidiary

Jasmine International Public Company Limited (JASMIN) would like to inform the progress on business rehabilitation of Jasmine International Overseas Company Limited (JIOC), a subsidiary in which JASMIN holds 87.32% of the available shares, by Pakkret Planner Co., Ltd, the planner of JIOC, as follows :-

The Official Receiver will convene the Creditors' meeting to consider the Plan on Friday 2nd May 2003 at 09.30 a.m. and the Central Bankruptcy Court has scheduled a session to consider the Plan on Monday 26th May 2003 at 9.00 a.m.

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature__________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

JASMIN reports reviewed quarterly financial statements as follows.

Jasmine International Public Company Limited

	Ending March 31,		Reviewed (In thousands)
	Quarter 1		
Year	2003	2002	
Net profit (loss)	272,247	302,457	
EPS (baht)	0.66	0.73	

Type of report : Unable to reach any conclusion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature.............................

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co.,Ltd. Planner of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 34/46

May 19, 2003

Subject : Notice of Information Regarding the Exercise of the Rights Warrants
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 257,239,437 units of the Company's Rights Warrants as follows:

1. The Exercise Date is on June 16, 2003 during 8.30 to 15.30 hours.
2. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 1, 2003 through June 14, 2003.
3. Contact Place to exercise the Rights Warrants and to get the Subscription Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 5 per share.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 37/46

28 May 2003

Subject : The Progress on Business Rehabilitation of JASMIN and its subsidiary

Jasmine International Public Company Limited (the "Company"), by Cheangwatana Planner Co., Ltd., as the Company's planner, would like to inform you that, as the Central Bankruptcy Court has held a session to consider approving the Rehabilitation Plan (the "Plan") and creditor classification on 28 May 2003, the Central Bankruptcy Court ordered to dismiss against the creditor classification objection lodged by the creditors which meant that the creditor classification by the Company's planner is correct. Furthermore, the Central Bankruptcy Court has rendered the order for evidence hearing in consideration of the Plan on 18 June, 10 and 11 July 2003 respectively. The Company will promptly inform you detail and progress accordingly.

As for the progress of the Business Rehabilitation of Jasmine International Overseas Co., Ltd. (JIOC), which is the Company's subsidiary, on 26 May 2003 at 9:00 a.m., certain creditors of JIOC have lodged petitions against the plan approval of JIOC, and, thus the Central Bankruptcy Court informed the planner of JIOC and the official receiver to provide the explanations within 9 June 2003 and scheduled to render the order regarding the plan approval of JIOC on 8 July 2003 at 9:00 a.m.

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature ____________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.